Keystone Consolidated Industries, Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1740
Dallas, Texas  75240

August 10, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549-7010

Attention:	Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance

cc:	Mr. Bret Johnson
Staff Accountant
Division of Corporation Finance

Mr. Edward M. Kelly
Senior Counsel
Division of Corporation Finance

Ms. Brigitte P. Lippmann
Senior Attorney
Division of Corporation Finance

RE:	Keystone Consolidated Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008 (“Form 10-K”)
Form 10-Q for the Period Ended March 31, 2009 (“Form 10-Q”)
File No. 1-3919

Dear Mr. Cash:

Reference is made to the Staff’s letter dated July 27, 2009 (the “Comment Letter”), which sets forth comments of the Staff regarding the above referenced Form 10-K and Form 10-Q.  Keystone Consolidated Industries, Inc. (“Keystone”) has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K Exhibits 31.1 and 31.2

1.  We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K and that the titles of the certifying individuals were included also in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in exhibits 31.1 and 31.2 to the 10-K.  Confirm that the individuals certified the reports in their individual capacities, and remove their titles from the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in future filings.

In our future filings with the Commission, we will remove the title of the certifying individuals from the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K (which are filed as exhibits 31.1 and 31.2 to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q), so that such certifications will be in compliance with the applicable requirements of Exchange Act Rule 13a-14(a) (17 CFR 240.13a-14(a)) and Item 601(b)(31)(i) of Regulation S-K.  In this regard, please see Exhibits 31.1 and 31.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the Commission on August 7, 2009 (“2Q 2009 Form 10-Q”), in which we removed the title of the certifying individuals from the introductory sentence of such certifications.

Form 10-Q Item 2. Management’s Discussion and Analysis, page 16
Liquidity and Capital Resources, page 25

2.  In light of your disclosure that poor operating results in the second quarter of 2009 could result in a violation of certain of your revolving credit facility financial covenants, please revise your future filings to disclose and discuss the specific terms of any such covenants as well as the terms of your other most significant and restrictive covenants.  Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts.  Also, please address the potential risks and consequences of not complying with such covenants.  Such disclosures may help investors understand the magnitude of and trends associated with actual and required ratios/amounts.  See Sections I.D and IV.C of Release No. 33-8350, Interpretation-Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180 57133.

In our future filings with the Commission, if a violation of any of our financial debt covenants is reasonably likely, we will disclose and discuss the specific terms of any such covenants and any other of our most significant and restrictive covenants, including actual ratios/amounts and the most restrictive required ratios/amounts for each period reported.  We will also address the potential risks and consequences of not complying with such covenants.  In this regard, please see Note 4 and the “Results of Operations - Recent Developments” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations of our 2Q 2009 Form 10-Q, in which we included such expanded disclosures in regard to our revolving credit facility.

Keystone acknowledges that:

•	Keystone is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	Keystone may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions regarding our response to the Comment Letter, please feel free to call me at (972) 458-0028.

Sincerely,

Keystone Consolidated Industries, Inc.

By: /s/ Bert E. Downing, Jr.
Bert E. Downing, Jr.,
Vice President, Chief Financial Officer,
Corporate Controller and Treasurer